

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Lawrence Mendelsohn
Chairman and Chief Executive Officer
Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy
Suite 131
Beaverton, OR 97005

      Re: Great Ajax Corp.
          Form S-3
          Filed June 15, 2020
          File No. 333-239182

Dear Mr. Mendelsohn :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at 202-551-3585 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Brian Hirshberg, Esq.